Exhibit 99.3

- SEE VOTING GUIDELINES ON REVERSE - RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES 1. Arrangement Resolution FOR AGAINST In accordance with the interim order of the Ontario Superior Court of Justice (Commercial List) dated November 30, 2022 (the “Interim Order”), for Maverix Shareholders to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Arrangement Resolution”), the full text of which is set forth in Appendix "B" to the accompanying management information circular of Maverix dated December 2, 2022 (the “Circular”), approving a plan of arrangement (the “Arrangement”) involving Maverix, Triple Flag Precious Metals Corp. (the “Purchaser” or “Triple Flag”) and the Maverix Shareholders under Section 192 of the Canada Business Corp orations Act , all as more particularly described in the "Circular". PLEASE PRINT NAME Signature of registered owner(s) Date (MM/DD/YYYY) This proxy revokes and supersedes all earlier dated proxies and MUST BE SIGNED Maverix Metals Inc. (the “ Company ” or “Maverix” ) FORM OF PROXY (“PROXY”) Special Meeting January 12, 2023 at 10:00 a.m. (Vancouver time) Virtual (the “ Meeting ”) RECORD DATE: December 2, 2022 CONTROL NUMBER: SEQUENCE #: FILING DEADLINE FOR PROXY: January 10, 2023 at 10:00 a.m. (Vancouver time) VOTING METHOD INTERNET Go to www.voteproxyonline.com and enter the 12 digit control number above FACSIMILE 416 - 595 - 9593 MAIL TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1 The undersigned hereby appoints C. Warren Beil , whom failing Matt Fargey , whom failing Brent Bonney , whom failing Brendan Pidcock , whom failing Ryan McIntyre (the “Management Nominees”), or instead of any of them, the following Appointee Please print appointee name as proxyholder on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the Meeting and at any adjournment(s) or postpo nement(s) thereof, to the same extent and with the same power as if the undersigned were personally present at the said Meeting or such adjournment(s) or postponement(s) thereof in accordance with voting instructions, if any, provided below.

www.tsxtrust ..com VANCOUVER CALGARY TORONTO MONTRÉAL Proxy Voting – Guidelines and Conditions 1. THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY .. 2. THIS PROXY SHOULD BE READ IN CONJUNCTION WITH THE CIRCULAR AND THE OTHER MEETING MATERIALS PRIOR TO VOTING. 3. If you appoint the Management Nominees to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recomm endations highlighted for each Resolution on the reverse .. If you appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose. 4. This proxy confers discretionary authority on the person named to vote in his or her discretion with respect to amendments or variations to the matters identified in the Notice of the Meeting accompanying the proxy or such other matters which may properly come before the Meeting or any adjournment or postponement thereof. 5. Each security holder has the right to appoint a person other than the Management Nominees specified herein to represent them at the Meeting or any adjournment or postponement thereof. Such right may be exercised by inserting in the space labeled “ Please print appointee name ”, the name of the person to be appointed, who need not be a security holder of the Company .. 6. To be valid, this proxy must be signed. Please date the proxy. If the proxy is not dat ed, it is deemed to bear the date of its mail ing to the security holders of the Company .. 7. To be valid, this proxy must be filed using one of the Voting Methods and must be received by TSX Trust Company before the Filing Deadline for Proxies , noted on the reverse or in the case of any adjournment or postponement of the Meeting not less than 48 hours (Saturdays, Sundays and holidays excepted) before the time of the adjourned or postponed me eting .. Late proxies may be accepted or rejected by the Chairman of th e M eeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy .. 8. If the security holder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized, and the security hol der may be required to provide documentation evidencing the signatory’s power to sign the proxy. 9. Guidelines for proper execution of the proxy are available at www.stac.ca .. Please refer to the Proxy Protocol. Investor inSite TSX Trust Company offers at no cost to security holders, the convenience of secure 24 - hour access to all data relating to their account including summary of holdings, transaction history, and links to valuable security holder forms and Frequently Asked Questions. To regis ter, please visit https://www.tsxtrust.com/t/investor - hub/forms/investor - insite - registration Click on, “ Register ” and comple te the registration form .. Call us toll free at 1 - 866 - 600 - 5869 with any questions. 112822 _v 1